EXHIBIT 99.1

November 16, 2006

Temporary Restrictions Instituted on Withdrawal of Ordinary Shares from pSivida Limited’s American Depositary Receipts Program

A temporary restriction has been instituted on withdrawals of ordinary shares from pSivida Limited’s American Depositary Receipts program administered by Citibank, N.A. Until the Company completes a prospectus filing in Australia, withdrawals of ordinary shares will not be permitted in respect of American Depositary Shares (ADSs) purchased on or after November 20, 2006.

Until further notice, all requests to Citibank, N.A. for the withdrawal of ordinary shares from the deposit facility must be accompanied by a withdrawal certification in the form appended below.

The restrictions will terminate upon the earlier of the Company’s completion of the prospectus filing or December 30, 2006.

Questions can be directed to Brian Leedman, Investor Relations, pSivida Limited, Tel: +61 (8) 9226 5099; email: brianl@psivida.com.

APPENDIX
WITHDRAWAL CERTIFICATION

_____________, 2006

pSivida Limited
Level 12 BGC Centre
28 The Esplanade
Perth, WA 6000
Australia

By Hand
Citibank, N.A.
111 Wall Street, 15th Floor / Zone 8
New York, New York 10043
Attn.: Margie Beckman

By Mail
Citibank, N.A.
111 Wall Street, 15th Floor, Zone 8
New York, New York 10043
Zip Code for Registered and Regular Mail: 10043
Zip Code for Overnight Mail: 10005
Attn: Margie Beckman

Re: pSivida Limited ADSs

Dear Sirs:

Reference is hereby made to (i) the Deposit Agreement, dated as January 24, 2005 (the “Deposit Agreement”), by and among pSivida Limited (the “Company”), Citibank, N.A., as Depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts (the “ADRs”) issued thereunder. Capitalized terms used but not defined herein shall have the meanings given to them in the Deposit Agreement.

This Withdrawal Certification is being furnished in connection with the withdrawal of Shares upon surrender of the ADSs to the Depositary.

A. We certify that we are the Beneficial Owner(s) of the ADSs presented herewith for cancellation and we acquired the ADSs prior to November 20, 2006; and

B. We acknowledge that the Company and the Depositary will rely upon the truth and accuracy of the foregoing certification.

Very truly yours,

[INSERT NAME OF SURRENDERING HOLDER]

____________________________________

____________________________________

Name:
Title:
Date: